Exhibit 99.1

Dear Shareholders,

It is my honor to write to you for the first time as the new Chief Executive Officer of Nano Dimension, your Company.

We have arrived at this point as 2024 started a series of transformative changes. The Company’s Board of Directors was fully reconstituted following strong shareholder support for an independent slate. Since then, we have assembled a leadership group built for the opportunity at hand - combining deep expertise in technology, manufacturing, commercial strategy, operations, and governance. Our shared commitment unites us: To steward your capital responsibly and create lasting shareholder value.

I have visited nearly every site across the Company, including those of recent acquisitions, Desktop Metal and Markforged. I have met with teams across all functions and levels - listening, learning, and sharing ideas. I’ve gained insights into where we can grow revenue, reduce costs, and unlock greater value. Most importantly, I’ve spent time at the heart of our innovation - our technology - and developed a deeper appreciation for the cutting-edge work underway. These experiences have only increased my confidence in our future. We are at a point of transformation where changes are already in motion - we are well positioned to unlock our full potential.

The transformation will be built on our vision to become the preeminent leader in digital manufacturing of industrial manufacturing solutions that are at the pinnacle of multi-disciplinary technology - combining software, machine learning, materials science and hardware - for manufacturing of parts at scale.

We are setting ourselves apart by focusing on the following business principles:

●	Partnering with leading industrial titans to enable advanced, complex parts manufacturing at scale, rather than fabrication of experimental designs and concepts.

●	Utilizing our cloud based processing, machine learning, and intelligent systems to deliver precise and scalable parts production.

●	Disciplined execution, true to our business model, aligned with our vision, and true to our customers’ strong commitment to profitable growth with a strong capital base.

●	There has never been a greater moment to align with this vision. Global trade and production are undergoing a once-in-a-generation disruption, and digital manufacturing - driven by rapid production to enable re-shoring, supply chain resilience, IP security, and sustainability - is emerging at its core.

To execute on this strategy, we are driving change starting with Nano Dimension’s core business, which - even prior to the recent acquisitions - was in urgent need of transformation. We implemented a clear playbook: assess, transform, invest, and grow .

Our assessment focused on two fronts: product rationalization and operating model optimization.

We took a hard look at our product portfolio. Every offering must meet our vision of leadership in making industrial manufacturing solutions for advanced, complex parts. We must achieve category leadership - differentiated and defensible against low-cost competition, particularly from the Far East. These products must align with future growth trends, and, most importantly, deliver strong returns for shareholders.

In parallel, we scrutinized our operating model. We challenged excessive G&A, including unwarranted management overhead, broke down silos, especially in sales and marketing, and realigned the organization around the customer. We streamlined the structure: less hierarchy, more execution, and a flatter, faster organization better equipped to innovate and deliver.

In terms of Desktop Metal and Markforged, both organizations have technologies that are aligned with Nano Dimension’s focus on digital manufacturing of advanced, complex parts. Yet, it is essential that we remain objective and critical - particularly regarding operational inefficiencies and financial challenges that stakeholders are already aware of. In particular, Desktop Metal, a subsidiary of Nano Dimension, is undergoing a process to explore all available strategic alternatives to address its significant liabilities and limited liquidity. During this time, we are focused on realizing the benefits of our acquisition of Markforged, which has shown great promise in terms of its software, including machine learning, systems installed base on manufacturing floors, and organizational structure that can enable Nano Dimension’s accelerated growth.

We are doing all of this with a particular mindset: Prioritize forthrightness and trust with investors and build credibility with all stakeholders. Nano Dimension will bring this clarity to you, our shareholders, as regularly as possible.The insights and outlook we will communicate will confirm our progress in fulfilling our potential to be a digital manufacturing leader and create enduring shareholder value.

In closing, I would like to leave you with one thought: Solving the manufacturing challenges of advanced complex parts matters. It matters in aerospace & defense, automotive, electronics, and medical. This is what we do best. We now have the most advanced array of technologies and the scale for innovative R&D, strong sales, and synergistic G&A, and with the focus and discipline for a sound foundation to drive growth and value creation. If you believe the world needs high-performance, high-value, superior parts, your company is in the right position to lead and create value for shareholders.

Thank you,

Ofir Baharav

Chief Executive Officer

Nano Dimension